Exhibit 99.223

NexTech’s Virtual Events Platform to Host

UNESCO’s High-Level Futures Literacy Summit

Vancouver B.C. – October 23rd, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events, is pleased to announce that The United Nations Educational, Scientific and Cultural Organization (UNESCO) has chosen InfernoAR for its “High-Level Futures Literacy Summit” which will be held from December 8-12, 2020.

Riel Miller, Head of Futures Literacy at UNESCO, Paris, explained: “When the decision was made to hold a High-Level Futures Literacy Summit in December 2019, we thought it would be a conventional, face-to-face event in Paris at UNESCO Headquarters. Then the pandemic shock opened up an entirely new set of possibilities and we started to look for a digital platform that could accommodate a major event with participation from around the world. We also decided to push the envelope on the ‘user-experience’. We thought what better moment to be innovative, to not just treat the virtual event as if it were a substitute for physical presence. We chose NexTech’s InfernoAR because it has the flexibility and scalability needed to accommodate many different dimensions of our High-Level Futures Literacy Summit, including interactive booths from around the world, multiple broadcast stages, and participant interaction.”

The “High-Level Futures Literacy Summit” is an innovative five-day event, open to the public, that will leverage the power of virtual gatherings to showcase Futures Literacy activities from around the world. Today, thanks to the capabilities of digital platforms like InfernoAR, it is possible to democratize access, enabling anyone with a smartphone and an internet connection to be part of a global event.

UNESCO’s High Level Futures Literacy Summit is taking full advantage of the potential of virtual gatherings and NexTech’s AR technology to provide a stage for some 80 ‘booths’ (from Dec. 8 to 12), six hours of plenary ‘futures conversations’ with world leaders (on Dec. 8 and 9), and 72 hours of Futures Literacy activities (Dec. 10 to 12). Summit participants will be able to interact with specially trained guides and booth hosts to gain a better understanding of Futures Literacy and why it is an essential competency for the 21st Century.

Futures Literacy is a universally accessible skill that builds on the innate human capacity to ‘use-the-future’ and offers a clear, field tested solution to addressing ‘poverty-of-the-imagination’. The Summit will explore the impact Futures Literacy has on all aspects of life, from dealing with COVID-19 to breaking the reproduction of oppression.

Evan Gappelberg, CEO of NexTech comments, “We are grateful and thrilled to be working with UNESCO, an important and positive mission-oriented global organization. This is a significant milestone and is a true testament to both our InfernoAR platform and our team in our mission to be ‘best in class’. We are experiencing significant business momentum in North America and in the EMEA (Europe, the Middle East and Africa) region. We continue to execute on our business plan which is to invest in our business with the rapid build-out of our AR and video conferencing technology both of which are becoming the platform of choice for global enterprise and government agencies.”

According to Grandview Research the global virtual events market in 2020 is $90 billion and expected to reach more than $400 billion by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, NexTech is well positioned to rapidly take market share as the growth, and digital transformation accelerates globally.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app its ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry's first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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